Sibannac, Inc.

9535 E. Doubletree Ranch Rd., Ste 120

Scottsdale, AZ 85032

Phone: (480) 407-6445

Michael Davis

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sibannac, Inc.
Post Qualification Amendment Withdrawal
Request for Withdrawal of Regulation A Offering Statement on Form 1-A-POS
Filed February 8, 2023
File No. 024-11780

February 16, 2023

Dear Mr. Davis,

This letter sets forth the request of Sibannac, Inc., (“SNNC” or the “Company”) for the Withdrawal of its Post Qualification Amendment to its Regulation A Offering on Form 1-A-POS.

Sibannac, Inc., (Applicant) pursuant to Rule 259 of Regulation A and via this 1-AW filing, hereby applies for the Commission’s consent to withdraw its Form 1A-POS Offering Statement dated February 8, 2023, file number 024-111780.

The Offering Statement was submitted as a Pos-AM Form 1-A POS and will now be filed as a new Form 1A. The correct Offering Statement will be resubmitted under Form 1-A. The Company also affirms that no securities were sold under the Post Qualification Amendment on Form 1A-POS filing.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (480) 407-6445 or Carl Ranno, Esq. at (602) 493-0369. Thank you for your attention to this matter.

Sibannac, Inc.

/s/David Mersky
Name: David Mersky
Title: Chief Executive Officer, Director